SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Dynatronics Corporation
(Name of Issuer)

Common Stock, $no par value
(Title of Class of Securities)

268157
(CUSIP Number)

Stuart M. Essig
311 Enterprise Drive
Plainsboro, NJ  08536
(609) 936-2266

(Name, Address and Telephone Number of Person Authorized to Receive Notices
And Communications)

June 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268157

(1)	Names of Reporting Persons

Stuart M. Essig

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	2,200,000 N/A 2,200,000 N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,200,000 shares of common stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

46.6% of common stock

(14)	Type of Reporting Person (See instructions):

IN

CUSIP No. 268157

(1)	Names of Reporting Persons

Prettybrook Partners, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	N/A N/A N/A N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

N/A

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

N/A

(14)	Type of Reporting Person (See instructions):

OO

CUSIP No. 268157

(1)	Names of Reporting Persons

Erin Enright

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) ☒

(3)	SEC Use Only ___________________________________________________________________________

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	N/A N/A N/A N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

N/A

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

N/A

(14)	Type of Reporting Person (See instructions):

IN

Item 1.                      Security and Issuer.

Title of class of equity securities to which this statement relates:

Common Stock, no par value

Name and address of principal executive offices of Issuer:

Dynatronics Corporation (the “Issuer”)
7030 Park Centre Drive
Salt Lake City, Utah  84121

Item 2.                      Identity and Background.

(a)           Name of person filing (“Reporting Person”):

Stuart M. Essig, Erin Enright, and Prettybrook Partners, LLC

(b)           Residence or Business Address of Reporting Person:

311 Enterprise Drive
Plainsboro, NJ  08536

(c)           Principal occupation or business of the Reporting Person:

Private Investing

(d)           Criminal proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

(e)           Civil Proceedings:

During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)           Citizenship or Place of Organization:

Mr. Essig and Ms. Enright are U.S. citizens, and Prettybrook Partners is a Delaware limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration.

On June 30, 2015, Mr. Essig closed a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer for the sale of a total of 880,000 shares of the Issuer’s Series A 8% Convertible Preferred Stock (“Series A Preferred Stock”), together with warrants (“A Warrants”) for the purchase of a total of 660,000 shares of Issuer’s common stock at a cash purchase price of $2.75 per share, and additional warrants (“B Warrants”) for the purchase of 660,000 shares of Issuer’s common stock on a cashless exercise valued at $2.75 per share (the A Warrants and the B Warrants referred to collectively as the “Warrants”).  The purchase price to Mr. Essig of the Series a Preferred Stock and Warrants was $2,200,000.  The source of the purchase price was personal funds of Mr. Essig.

Item 4.                       Purpose of the Transaction.

All securities have been acquired for investment purposes only; however, Mr. Essig reserves the right to sell and/or transfer all or part of same.  Pursuant to the Purchase Agreement, Mr. Essig and certain other purchasers of the Series A Preferred Stock have the right to appoint up to three directors to the Issuer’s Board of Directors.  On July 8, 2015, the Issuer appointed Erin S. Enright and Brian Larkin as “Preferred Directors,” nominated by the holders of the Series A Preferred Stock.  An additional appointment is anticipated to be made in the future.  Ms. Enright is the spouse of Mr. Essig.  She and Mr. Essig are managing partners of Prettybrook Partners, LLC, a private investment firm.  Other than the appointment of the Preferred Directors, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.  Pursuant to a Registration Rights Agreement, the Issuer is required to file and keep effective a shelf registration statement to permit Mr. Essig to sell shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and the shares of common stock issuable upon exercise of the A and B Warrants.

Item 5.                      Interest in Securities of the Issuer.

(a)           Reporting Persons beneficially own (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 2,200,000 shares of voting common stock of the Issuer, consisting of 880,000 shares of common stock underlying Series A Convertible Preferred Stock that may be converted by Mr. Essig, and 1,320,000 shares of common stock underlying warrants that may be exercised by Mr. Essig.  The aggregate shares represent approximately 46.6% of the outstanding voting common stock of the Issuer.1

(b)           Mr. Essig has sole voting and dispositive power with respect to all shares of the Issuer’s common stock beneficially owned by Reporting Persons.  Ms. Enright and Prettybrook Partners do not have sole or shared voting or dispositive power over the shares of common stock of the Issuer.

(c)           See the description in Item 3, above, with respect to recent transactions in shares of the Issuer’s common stock by the Reporting Person.

(d)           N/A

(e)           N/A

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Items 3 and 4 above, Mr. Essig is a party to the Purchase Agreement, A and B Warrant Agreement and Registration Rights Agreement.

Item 7.                      Material to be filed as Exhibits.

1. Securities Purchase Agreement by and among Dynatronics Corporation and each Purchaser identified on the signature pages thereto dated May 1, 2015, for the purchase of Series A 8% Convertible Preferred Stock, including forms of A and B Warrant Agreements and Registration Rights Agreement (incorporated by reference to Appendix C, D, E and F to the Company’s Definitive Proxy Statement dated May 18, 2015).

2. Regarding the right of the Series a Preferred Stockholders to appoint up to three directors to the Issuer’s Board of Directors, see section 4(c) of the Issuer’s Articles of Amendment to the Articles of Incorporation , incorporated by reference to Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed July 1, 2015.

3. Joint Filing Agreement of the Reporting Persons included with this Schedule 13D.

1 Based upon 2,520,839 shares of issued and outstanding shares of the Issuer’s common stock as reported in the Issuer’s Current Report on Form 8-K filed July 1, 2015.  Pursuant to Rule 13D-3 promulgated by the Commission, to compute Reporting Person’s beneficial ownership of shares of the Issuer’s common stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2015	/s/ Stuart M. Essig
Stuart M. Essig

/s/ Erin Enright
Erin Enright

Prettybrook Partners, LLC

	By:	Stuart M. Essig
	Its:	Managing Member

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated July 10, 2015, relating to the Common Stock no par value of Dynatronics Corporation shall be filed on behalf of the undersigned.

Date: July 10, 2015

Stuart M. Essig		Prettybrook Partners, LLC

By:	/s/ Stuart M. Essig	By:	Stuart M. Essig
		Title:	Managing Member

Erin Enright

By:	/s/ Erin Enright